LIQUIDPISTON
2018 Report



Dear investors,

2018 was a great year. The DARPA-funded "X4" engine prototype (.75L Compression Ignited Diesel engine, at 7,000 RPM) exceeded the DARPA Objective of 40 hp (net indicated basis), and measured 34% efficient (also meeting targets).

Our next generation "X Mini" engine made 3.6hp at 9,000 RPM on Jet Fuel, and is being packaged into a 2kWe hybrid electric power supply. The generator will be shipped to the Army for testing in May 2019.

LiquidPiston is transitioning from a venture / government funded R&D shop toward commercialization. To this end, we've developed a pipeline of customer opportunities, currently including in-depth discussions with 19 potential partners. This represents tens of millions of dollars in near term potential development services revenue and hundreds of millions of dollars in potential longer term licensing revenue. Applications of interest include UAV propulsion, mobile electric power (including power generation, and also range-extended electric vehicles), and auxiliary power for rotorcraft and fixed wing aircraft.

We need your help!

We certainly appreciate the support that our investors have already given us, and grateful for everyone that has reached out to us independently. We are looking for customers that make engines, or use engines in their systems. Always looking for good high level contacts in to these companies. Please continue to share the mission of LiquidPiston with the people you know to help the Company develop brand awareness.

Sincerely,

Alexander Shkolnik
CEO

Nikolay Shkolnik
CTO

Our Mission

We can't overstate how important our new thermodynamic cycle is - this is the first leap forward in combustion engine technology in 85 years. We've exceeded objectives in several multi-million dollar government contracts, and received follow-up funding to continue R&D. We have huge enterprise customers lining up for potential licensing deals. Initially, we will be 100% focused on military applications. We won't stop, however, until we overturn the entire $400 Billion combustion engine market.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Completed DARPA Phase 2 effort - exceeded Objective with 30kW net indicated power demonstrated from the 250cc/chamber engine
- Completing Army prototype effort - 2kWe hybrid electric Jet fuel powered generator / charging system for the M777 Howitzer.
- Significantly enhanced technology maturity; significant customer interest and negotiations started with multiple potential partners

The Bad

- Series A Fundraising has been slower than anticipated
- Durability testing is still ongoing. This is mostly due to limitations in resources to do the tests.
- Commercial contracts are taking a while to negotiate.

2018 At a Glance

January 1 to December 31

$2,886,920 [12%]
Revenue

-$943,221 [870%]
Net Loss

$490,896 +35%
Short Term Debt

$200,000
Raised in 2017

$1,571,411
Cash on Hand
As of 03/31/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual

results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

LiquidPiston has patented and is commercializing a new type of rotary internal combustion engine, offering potential advantages in size, weight, and efficiency. The engine could have broad impact anywhere that engines are used today, a $400B/yr market opportunity. The company plans to develop custom engines for partners and license its technology.

Milestones

LiquidPiston, Inc. was incorporated in the State of Delaware in June 2004.

Since then, we have:

- Raised approx. $2M from 1000+ investors on Wefunder.
- Awarded multiple DARPA and Army contracts, totaling >$8M in non-dilutive funding.
- Developed new 'X' engine architecture that could potentially improve fuel efficiency by up to 2x over a gasoline engine while reducing size and weight by up to 10x over a diesel engine.
- 51 patents issued or pending in the U.S. and internationally.
- Our 70cc "X mini" engine is a 3-5hp gasoline engine the size of a honeydew melon. Measured 50% increased efficiency over comparable per-cylinder displacement gasoline engine. The engine is being inserted into a 2kwe hybrid electric generator for Army applications.
- Our 750cc "X-4" engine is a 40hp rotary Diesel X engine "Alpha" prototype, which ultimately may fit in an 11" box while weighing just 40 pounds. We are proving it's efficiency and power.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $2,886,920.06 compared to the year ended December 31, 2017, when the Company had revenues of $3,281,380.96. Our gross margin was 100.0% in fiscal year 2018, compared to 100.0% in 2017.
- *Assets.* As of December 31, 2018, the Company had total assets of $3,201,003.17, including $2,082,630.10 in cash. As of December 31, 2017, the Company had $3,323,727.88 in total assets, including $2,347,793.36 in cash.
- *Net Loss.* The Company has had net losses of $943,220.78 and net income of $122,487.76 for the fiscal years ended December 31, 2018 and December 31, 2017, respectively.
- *Liabilities.* The Company's liabilities totaled $3,964,461.05 for the fiscal year ended December 31, 2018 and $3,144,259.98 for the fiscal year ended December 31, 2017.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date (Dec 31 2018), the company has been financed with $3,473,565 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in our Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering.

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

LiquidPiston, Inc. cash in hand is $1,571,411.46, as of March 2019. Over the last three months, revenues have averaged $96,911.62/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $206,023.81/month, for an average burn rate of $109,112.19 per month. Our intent is to be profitable in 36 months.

One of our government programs concluded in January 2019, and the other program concludes in May 2019. Revenues from these will continue through the first half of 2019 as we close these out. Aside from these government contracts, the company is currently negotiating several commercial contracts.

Revenues may reduce as the company is between contracts. We are looking to raise an equity round, and also applying for a number of other government contracts in addition to commercial development contracts.

Net Margin: -33% **Gross Margin: 100%** **Return on Assets: -29%** **Earnings per Share: -$0.27**

Revenue per Employee: $160,384 **Cash to Assets: 65%** **Revenue to Receivables: ~** **Debt Ratio: 124%**

LiquidPiston_Financial_Statement_2017-2018.pdf

We ❤ Our 1106 Investors

Thank You For Believing In Us

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Douglass C Brown
Russell C Parker
Doug Nichols
Adam Wofford
Chinedum "Chin" Uguru
James W. Vain
Justin Lamoureux
John Sims
Vamsi Addanki
David Rivers
John Capece
Thomas McDonough
Hok Gouw
David Detzel
Alexander Gostev
Patrick Henry
Craig Sweet Kenyon
Randall Huddleston
John Capece
Cameron J. Figgins
Stephen William WALLS
Thomas Kollar
Dawn Koncsol
Robert GILBERT
Rudi Buergi
Keith Kay
Van Duc Nguyen
Benjamin DWYER
Rich Robison
Morris Jones
John J Longeway
Paresh G Vallabh
Gregory Boyle
Francisco I Ordonez
Hubert Golay
Brady Fuller
Margaret Brown
Milad Gerges
Jinuck Lim
Yury Stolyarov
Thomas Kelley
Tyler Buck
Richard Miller
David Harkman
Dave Edvalson
Mark Hayes
Mark Sulkowski
Debra A Schultz
Thaddeus Onwuka
Bobby Silaphet
Lawrence Matta
Richard Young
Sharon Shemtov
Johnathan Kelly
Chad Quinn
William Berard
John M. Wagner
Eric F Johansen
Sukrant Gupta
Erica Billings
Javier Olivera Whyte
Robert Jacques
Jeff Jack
Spencer Smith
Brian Lallement
David Handley
William Nabors
Vladyslav Ovchynnikov
Roger Austin
Edgar Mauricio Cadena P...
Pratap Manne
Gregory Stephens
Frank Little
Jayy Hall
Andrey Patrov
Donald Tyler
Eric F Johansen
Dan Schoeffler
Brian Widrig
David Murray
Sharon Leonard
Robert Benham
Charles Eck
Chang Woo Lee
Ashish Pandey
Smith J. SAINT-AIME
Travis Johnson
Kerry Witte
Rene C. Martens
Steven Frazier Child
W. Majors Harris
Doug Scott
John Tran
David West
William Barney
Robert Resnick
Thomas Smith
Christina Razzano
Naina K Dhaurali
Jason Roben
Galen Siler
John Signorino
Mark /Barbara Niekamp
Morgan O'Rourke
Ian Davison
Ronald Alan Brooks
Roger M Bean
Jeffrey Parkin
William M Dallin II
Joseph O'Connor

Thank You!

From the LiquidPiston Team






engineexpo2013

Alexander Shkolnik
CEO



Nikolay Shkolnik
CTO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Nikolay Shkolnik	CTO @ Liquid Piston	2007
Per Suneby	Managing Director @ Sternhill Associates	2016
Alexander Shkolnik	CEO @ Liquid Piston	2007

Officers

OFFICER	TITLE	JOINED
Nikolay Shkolnik	CTO, VP of Research and Development	2007
Alexander Shkolnik	CEO, President, Secretary	2007

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Alexander Shkolnik	500,000 Common Stock	50.0%
Nikolay Shkolnik	500,000 Common Stock	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
02/2016	$251,000		Regulation D, Rule 506(b)
09/2016	$1,230,000		Regulation D, Rule 506(b)
04/2017	$999,999		4(a)(6)
09/2017	$299,150		506(c)
05/2018	$200,000		Regulation D, Rule 506(b)
03/2019	$100,000		Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
02/27/2016	$251,000			$2,700,000	
09/24/2016	$1,230,000			$15,000,000	
04/08/2017	$999,999			$25,000,000	
09/12/2017	$299,150			$25,000,000	
05/24/2018	$200,000	4.0%	0.0%	$30,000,000	05/24/2021
03/11/2019	$100,000	4.0%	0.0%	$35,000,000	03/11/2021

Outstanding Debts

None.

Related Party Transactions

In November 2015, $2.25 million of the Company's secured convertible promissory notes, plus interest, were called by senior lenders. The Company had no means to repay the loans—the Company's outstanding liabilities were far in excess of assets. The Company was financially insolvent and in need of an immediate cash infusion to avoid dissolution. Without such infusion, immediate foreclosure was threatened by lenders, and the Company lacked sufficient capital to continue to meet operating needs. On December 1, 2015, the company Management purchased all equity and convertible note holding from Adams Capital Management. In December 2015, the company Management approached the Company and lenders with a term sheet relating to a Management Buyout / Merger in order to grant the Company the cash infusion necessary to continue operations, satisfy lenders and provide return to its stockholders. This was the only offer received by the Company. The term sheet was subsequently negotiated on behalf of the Company by an independent director, who was able to negotiate such terms with the Company's senior lenders as to avoid foreclosure and to increase the consideration offered by Management. On December 14, 2015, the Board unanimously approved the term sheet relating to the Merger, which was subsequently enacted on January 13, 2016. On that

date, LiquidPiston, Inc. merged with LiquidPiston Holdings, Inc. This Holdings Company was setup and owned by Company Management. As part of the merger, LiquidPiston Inc. paid back a portion of the Notes outstanding, as partial repayment to the note lenders, and the balance of the notes were converted into Series D preferred stock. All preferred shares in the company were then converted into Common Stock, and as consideration for the merger, LiquidPiston Holdings Inc., paid an additional sum that was distributed amongst all shareholders. Subsequently, as part of the Merger, all equity, convertible notes, and stock options in LiquidPiston, Inc., were cancelled. LiquidPiston, Inc. was the surviving entity in the merger. Nikolay Shkolnik and Alexander Shkolnik each owned 50% of the surviving entity.

Name	Alexander and Nikolay Shkolnik
Amount Invested	$0
Transaction type	Other
Issued	01/13/2016
Relationship	Alexander is cofounder/CEO of LPI, Nikolay is cofounder/CTO of LPI

On January 13, 2016, the company entered into a reverse merger with LiquidPiston Holdings, Inc., with LiquidPiston, Inc. as the surviving entity. LiquidPiston Holdings was owned by Alexander and Nikolay Shkolnik. Previous debt holders were repaid a portion of debt. All remaining debt was converted to stock. All previous equity was cancelled as a result of the merger. Total repayment of debt and payout to stock holders by LiquidPiston Holdings Inc was $566,000.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Debt Securities	3,473,565	3,473,565	No
Common Stock	2,000,000.0	1,000,500.0	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	200,000

Risks

Our business model relies on partners to license, co-develop and manufacture engines. If partners do not take on this capital intensive initiative, the company would require significant additional financing to bring the engines to market.

Customers are currently concentrated to two government programs. These programs focus on initial R&D efforts, and are not guaranteed to continue to mature into future programs.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Commercialization Risk: LiquidPiston develops technology for engines. Our business model relies on potential strategic partners to 1) assist in co-development of the engine by either funding a portion of development, or investing in-kind resources to assist in the development; and 2) adopt the LiquidPiston engine technology on a licensing basis. The automotive space is known to be especially difficult for a new entrant, which is the reason we have chosen the military and small-engine markets to start, rather than going direct to automotive. However, even in these spaces, there has been no markedly new engine designs that have been successfully commercially adopted since the Wankel engine was developed in the 1960s.

Technical Risk: The basic operating principles of the 'X' Engine have been established; however, optimization remains in order to reach the full potential of the cycle and the thermodynamic cycle. In order to commercialize the technology, the engine technology may need to be matured to further 1) attain durability targets sufficient for the application; 2) attain any certification requirements, including durability, emissions, or other requirements, as established by the EPA, or the military, or otherwise as required by a customer; 3) the engine design must be iterated toward volume production, and it is not known yet exactly what the engine will cost in production, as it will be highly dependent on final application and customer requirements; other application specific requirements may be required.

Financing Risk: Developing an engine is a time consuming and expensive process. The current financing provides funding to complement certain government contracts. The company will rely on raising a Series A, later in 2018 or 2019 to accelerate commercial adoption of the technology. While we think it is likely we will raise this round, this is not guaranteed, and the company requires external financing until it is self sufficient.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated

investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

<u>Minority Ownership</u>

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[©];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, any value given the notes by the Company will be determined by the board of directors in accordance with U.S. generally accepted accounting principles. If the notes are traded on a market and their price is readily available, they will be valued based on their trading prices. Otherwise, they will be valued at fair market value as determined in good faith in accordance with generally accepted standards on a quarterly basis. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the loan. Valuation determinations will be reviewed no less than annually by the Company's board of directors.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

LiquidPiston, Inc.

- Delaware Corporation
- Organized June 2004
- 18 employees

1292a Blue Hills Ave.
Bloomfield CT 06002

http://liquidpiston.com

Business Description

Refer to the LiquidPiston profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

LiquidPiston is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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